UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Hillary B. Smith, Esq. Vice President, General Counsel and Secretary SuccessFactors, Inc. 1500 Fashion Island Blvd., Suite 300 San Mateo, CA 94404 (650) 645-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of SuccessFactors, Inc. (the “Company”) by SAP America, Inc., a wholly-owned subsidiary of SAP AG, pursuant to the Agreement and Plan of Merger, dated December 3, 2011, by and among SAP America, Inc., a Delaware corporation (“Parent”), Saturn Expansion Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), SAP AG, an Aktiengesellschaft organized under the laws of Germany and the parent company of Parent (“SAP AG”) and the Company:

1.	Letter to Customer Advisory Board Members, distributed December 12, 2011.

1.	Letter to Customer Advisory Board Members, distributed December 12, 2011.

Dear CAB Members:

This has been a very big week for our company. As many of you know, over the past decade we have had the honor to work with the best customers in the world delivering on the promise of enterprise-class cloud applications. As our customer base has grown, we continue to seek ways to increase customer ROI and provide innovation with real business impact. You, as members of our customer advisory board have been instrumental in propelling us to become the biggest company in the Cloud HR industry, delivering 19 applications in a single SaaS suite. However, we want to do even more.

We want to deliver the best complete business application suite over any device, in any location that spans the talent lifecycle from recruit-to-retire. In addition, we want to service all your other business application needs by either integrating or adding financials, sales force automation, expense management, logistics and payroll, social collaboration and more.

In order to do this, we need additional domain expertise and an expanded set of resources. Therefore, our board unanimously approved and recommended to our stockholders a transaction pursuant to which we will be acquired by SAP. The transaction is conditioned on our stockholders tendering at least a majority of the outstanding shares of our common stock (on a fully diluted basis) and clearances by relevant regulatory authorities. We want to summarize some key points that are most important with this announcement.

We will continue to loyally serve our customers and also leverage strengths from SAP to better support you long term. Our current management team will remain in place, as will all the exceptional people you deal with in the field and operations every day. In addition, we will lend leadership and expertise in collaboration with SAP’s executive team to build the next-generation cloud strategy that meets the needs of our combined customer base in the future. Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company.” The chairman of SAP’s supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP.

Not only will there be strategic alignment between both companies, we will have have access to more innovation, talent, resources and global reach than we have ever imagined. This means we will be well positioned to deliver higher value and ROI to you as you grow with us. We are really excited to be trusted to bring the SaaS revolution to you as you would like to see it - with quick, clean, consumer-like interfaces delivered over mobile devices.

Cloud application delivery is fundamental to SAP’s growth strategy, and we will be able to leverage their world-class solutions, mobile technology, HANA in memory computing and analytics capabilities to deliver more value in our Business Execution software than ever before. We will be able to bring you SAP’s new cloud solutions and you will be amazed. By combining SAP’s cloud services with our own, we think you are going to love SuccessFactors even more. Together we will offer the most comprehensive enterprise SaaS application portfolio on the planet and revolutionize the way companies consume, analyze and act on critical business information anywhere, anytime, from any device.

More information about the acquisition will be announced in the very near future but I wanted to reach out to you personally to thank you for your continued support and also to ask for your patience as we work through the next few months. While change sometimes brings uncertainly, we are razor-focused on continuing to deliver on our business commitments to you - because that is core to our values and our success depends on it.

Christi will follow up with a CAB only invitation session via WebEx, on Thursday, December 15, 2011, at 11:00 PST which will provide an update and an open forum for you to ask any specific questions you may have.

Thank you,

Doug

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock (“Offer”) described in this communication has not commenced. At the time the Offer is commenced, a subsidiary of SAP AG (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or Purchaser with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000. In addition, free copies of the Tender Offer Statement and related materials and the Solicitation/Recommendation Statement, when available, may be obtained from the information agent for the Offer.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, a subsidiary of SAP AG (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or Purchaser with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000. In addition, free copies of the Tender Offer Statement and related materials and the Solicitation/Recommendation Statement, when available, may be obtained from the information agent for the Offer.